EXHIBIT 1.02

Micron Technology, Inc.
Conflict Minerals Report
Calendar Year 2013

We prepared this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), which was promulgated in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to impose reporting, disclosure, and other requirements on registrants that manufacture, or contract to manufacture, products that contain conflict minerals (in the form of gold and the derivatives tin, tantalum, and tungsten (collectively “3TG metals”)) which are necessary to the functionality or production of those products.1 This CMR covers the 2013 calendar year reporting period.

We have determined that 3TG metals were necessary to the functionality or production of certain Micron products manufactured or contracted to be manufactured by us in calendar year 2013. We conducted a reasonable country of origin inquiry on the relevant supply chain in a good faith manner designed to determine whether any of the 3TG metals contained in such products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”) or were from recycled or scrap sources. Further, once we had reason to believe that some portion of the 3TG metals in our products may have originated in the Covered Countries, and were not from recycled or scrap sources, we exercised due diligence on the source and chain of custody of the 3TG metals in our relevant 2013 supply chain.

We have prepared this CMR for filing as an exhibit to our Form SD. This CMR includes a description of the measures we have taken to exercise due diligence on the source and chain of custody of the 3TG metals necessary to manufacture our products in 2013 and a description of these 2013 products.

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1In this CMR, unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” “Micron” and the “Company” refers to Micron Technology, Inc. and its consolidated subsidiaries.

1.	Overview of our Company

We are one of the world’s leading providers of advanced semiconductor solutions. Through our worldwide operations, we manufacture and market a full range of DRAM, NAND Flash and NOR Flash memory, as well as other innovative memory technologies, packaging solutions and semiconductor systems for use in leading-edge computing, consumer, networking, automotive, industrial, embedded and mobile products. We market our products through our internal sales force, independent sales representatives and distributors primarily to original equipment manufacturers (“OEMs”) and retailers located around the world. Our success is largely dependent on the market acceptance of our diversified portfolio of semiconductor products, efficient utilization of our manufacturing infrastructure, successful ongoing development of advanced process technologies and generating a return on research and development (“R&D”) investments.

We obtain products from three primary sources: (1) production from our wholly-owned manufacturing facilities, (2) production from our joint venture manufacturing facilities, and (3) to a lesser degree, from third party manufacturers. In recent years, we have increased our manufacturing scale and product diversity through strategic acquisitions and various partnering arrangements, including joint ventures.

We make significant investments to develop the proprietary product and process technologies that are implemented in our worldwide manufacturing facilities and through our joint ventures. These investments enable our production of semiconductor products with increasing functionality and performance at lower costs. We generally reduce the manufacturing cost of each generation of product through advancements in product and process technology such as our leading-edge line-width process technology and innovative array architecture. We continue to introduce new generations of products that offer improved performance characteristics, such as higher data transfer rates, reduced package size, lower power consumption, improved read/write reliability and increased memory density. To leverage our significant investments in R&D, we have formed, and may continue to form, strategic joint ventures that allow us to share the costs of developing memory product and process technologies with joint venture partners. In addition, from time to time, we also sell and/or license technology to other parties. We continue to pursue additional opportunities to monetize our investment in intellectual property through partnering and other arrangements.

More information on our business is available in our Annual Report on Form 10-K for fiscal 2013 (http://investors.micron.com/annualMeeting.cfm).

2.	Our Conflict Minerals Due Diligence Program Design

We have designed our conflict minerals due diligence in accordance with the principles of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk

Areas and the supplements thereto (“OECD Guidance”)2 appropriate for downstream companies in our position in the mineral supply chain.3 Our due diligence design incorporates the same five elements recommended by OECD Guidance: (1) a management system, (2) a risk assessment process, (3) risk mitigation efforts, (4) support of smelter/refiner auditing, and (5) reporting. Our due diligence design is also influenced by our Conflict Minerals Policy, which articulates our commitment to monitoring our supply chain to assure that conflict minerals directly or indirectly supporting civil violence or human rights abuses in the Covered Countries are not used in the manufacture of our products.

3.	Our Conflict Minerals Due Diligence for 2013 Products

We undertook conflict minerals due diligence on products manufactured by us and our contract manufacturers in 2013. Our diligence combined our internal programs with the tools, resources and multi-industry supply chain leverage offered by the Conflict-Free Sourcing Initiative (CFSI).4 For more information on CFSI and its programs visit www.conflictfreesourcing.org.

We developed a management system to implement our conflict minerals due diligence. We assembled an internal team with representatives from procurement, legal, quality and finance, to develop and oversee our conflict minerals program. Our senior management supported the development of our Conflict Minerals Policy and monitored the results of our due diligence efforts. Our Conflict Minerals Policy is available on our website at www.micron.com/about/our-commitment/conflict-mineral-policy. We further developed a set of supplier expectations. Our Supplier Quality Requirements Document, which includes our Conflict Minerals Policy and our expectations for suppliers with respect to conflict minerals, is available on our website at www.micron.com/about/our-commitment/supply-chain. Additionally, our Compliance Hotline is available at http://www.micron.com/about/our-commitment/governance/update through which any interested party may ask questions or report concerns, including those regarding conflict minerals.

We identified the products that we manufactured, or contracted to manufacture, containing necessary 3TG metals for the 2013 reporting period. This exercise resulted in the compilation of a list of suppliers and contract manufacturers5 (together “Suppliers”) that provided products containing 3TG
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2 The OECD Guidance “distinguishes between the roles of and the corresponding due diligence recommendations addressed to upstream companies and downstream companies in the supply chain. . . .” Accordingly, “‘upstream’ means the mineral supply chain from the mine to smelters/refiners,” and “‘[d]ownstream’ means the minerals supply chain from smelters/refiners to retailers.” References to upstream and downstream throughout this report should be read as relying on these definitions.
3 We are a downstream company. We do not procure any conflict minerals, 3TG metals or 3TG containing products from smelters, refiners or scrap processors. We purchase and rely on specialized products comprised in whole or part of 3TG metals. We procure these products from various suppliers who themselves are downstream actors in the supply chain.
4 We have been members of CFSI since its inception. In May 2010, we joined the CFSI Extractives Workgroup, which focuses on supply chain transparency. In August 2010, we joined the Extractives Due Diligence Sub-Team, which focuses on developing shared due diligence tools. In July 2013, we joined the Smelter Identification Team, which validates the legitimacy of Facilities identified through CFSI member due diligence and conducts outreach to Facilities to encourage participation in CFSI programs.
5 Contract manufacturers on the list included joint ventures who manufacture products for us.

metals to us in 2013 (the “3TG Metals Supplier List”). We issued to each entity on our 3TG Metals Supplier List a Conflict Minerals Reporting Template (“CMRT”) for completion by the Supplier. The CMRT also prompted the Supplier to investigate its 3TG metals supply chain tracing back to the smelter, refiner or scrap processor and communicate the information back to us. The cover letter accompanying each CMRT outlined the Rule, explained the purpose and intent of the CMRT, and directed Suppliers to on-line CFSI training materials. These training materials provided our Suppliers with an overview of the due diligence objectives and guidance on filling out the CMRT.
We reviewed the CMRT responses for completeness and assessed whether further outreach to individual Suppliers was necessary. We compared the names of the disclosed smelters and refiners in the CMRT responses to the list of entities that CFSI has confirmed to be true 3TG metals smelters or refiners (“CFSI Standard Smelter Names List”). We then compiled the CMRT data into our database. We generated a list of the smelters and refiners (together “Facilities”) that are potentially associated with our 3TG metals supply chain for 2013 (the “Reported 3TG Facilities List”).6
We took into account available information relating to the Facilities on our Reported 3TG Facilities List. Specifically, we compared our Reported 3TG Facilities List to the list of Facilities verified as compliant with the Conflict-Free Smelter Program (“CFSP”) assessment protocols through an independent third-party audit. We viewed a CFS Compliant designation as an indicator that the supply chain upstream of the Facility was not engaged in conduct that directly or indirectly financed or benefited armed groups in a Covered Country. We also reviewed available information from CFSI concerning the location and country of origin of 3TG metals sourced by Facilities verified as CFS Compliant on our Reported 3TG Facilities List. Due to confidential business information concerns, country of origin information provided to us by CFSI was aggregated for all Facilities verified as CFS Compliant.
We participated in the CFSI Extractives Due Diligence Sub-team and the Smelter Identification Team during the reporting period. The Extractives Due Diligence Sub-team continued to refine and improve the CMRT. The Smelter Identification Team, among other things, engaged smelters and refiners through outreach to encourage Facility participation in the CFSP and its independent third-party auditing program. We believe that for this reporting period, advancement of CFSI’s efforts to improve transparency in the upstream 3TG metals supply chain as well as to improve Facility participation in the CFSP were the best paths to securing the objectives of the Rule and our Conflict Minerals Policy.
We are reporting the results of our due diligence for 2013 products through this CMR.

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6 We cannot confirm that any or all Facilities on this List processed the necessary 3TG metals contained in our products. Most of our Suppliers identified all smelters and refiners in their entire supply chain, rather than tailor their CMRT responses to the smelters and refiners associated with a particular product line sold to us specifically.

4.	Our Product Descriptions

Overview

We offer a broad portfolio of DRAM, NAND Flash, and NOR Flash semiconductor memory products. We conducted due diligence, as described in this Conflict Minerals Report, to try to determine the source and chain of custody of the necessary 3TG metals contained in these products. We have been unable to determine, however, the country of origin of some of the 3TG metals in our 2013 products and/or whether our 2013 products contain 3TG metals that may have directly or indirectly financed or benefited armed groups in the Covered Countries.

Description of Products

In 2013, we manufactured or contracted to manufacture the following products containing necessary 3TG metals:

•	Dynamic Random Access Memory (“DRAM”)

DRAM products are high-density, low-cost-per-bit, random access memory devices that provide high-speed data storage and retrieval. DRAM products are used in computers, servers, tablets, mobile phones, communication equipment, computer peripherals, industrial, automotive and other electronic devices. We offer DRAM products with a variety of performance, pricing and other characteristics including high-volume DDR4, DDR3 and DDR2 products as well as specialty DRAM memory products including Mobile Low Power DRAM, DDR, SDRAM, Reduced Latency DRAM and Pseudo-static DRAM.

•	NAND Flash Memory

NAND Flash products are electrically re-writeable, non-volatile semiconductor memory devices that retain content when power is turned off. NAND Flash is ideal for mass-storage devices due to its fast erase and write times, high density and low cost per bit relative to other solid-state memories. Embedded NAND Flash-based storage devices are utilized in mobile phones, solid-state drives, tablets, computers, industrial and automotive applications, MP3/4 players and other personal and consumer applications. Removable storage devices, such as USB and Flash memory cards, are used with applications such as PCs, digital still cameras, MP3/4 players and mobile phones.

•	NOR Flash Memory

NOR Flash products are electrically re-writeable, non-volatile semiconductor memory devices that retain content when power is turned off, offer fast read times due to random access capability and have execute-in-place capability that enables processors to read NOR Flash without first accessing RAM. These capabilities make NOR ideal for storing program code in wireless and embedded applications.

Reported Facilities Used to Process 3TG Metals
Most of our Suppliers provided Facility information through the CMRT at the company level (for all Facilities reported to be in the supply chain for their full line of products containing 3TG metals). As a result, the 3TG metals contained in our products were not necessarily processed by all of the Facilities reported to us and included in our Reported 3TG Facilities List. We have identified 183 Facilities that are potentially in our 3TG metals supply chain, and of these 74 have been audited and verified as CFS Compliant. For the remaining Facilities, we have been unable to determine the origin of 3TG metals processed by these facilities and/or whether any of the 3TG metals may have directly or indirectly financed or benefited armed groups in the Covered Countries. The names of these remaining Facilities are provided in Appendix A.
Aggregated Countries of Origin of 3TG Metals
Appendix B sets forth the aggregated countries of origin for our Reported 3TG Facilities List. CFSI’s efforts through the CFSP to collect and verify country of origin information for participating Facilities were ongoing in 2013 and are not yet complete. In addition, the country of origin information that has been collected and verified was provided to us by CFSI in the aggregate for conflict free validated Facilities on our Reported 3TG Facilities List that are potentially in our 3TG metals supply chain. The 3TG metals contained in our products therefore may not have been sourced from all of the countries indicated on Appendix B.

Efforts to Determine the Mine or Location of Origin
As discussed in this CMR, we are members of CFSI. CFSI has developed an audit protocol to assess whether Facilities processing conflict minerals employed policies, practices and procedures to source “conflict free” minerals. CFSI, through the CFSP, collects and provides access for its members to certain information regarding the origin of minerals processed at participating Facilities. Through our membership in CFSI, we support CFSI’s efforts to determine the mine or location of origin of minerals processed at the participating facilities.
We required our Suppliers of products containing 3TG metals to complete the CMRT, which requested information regarding the mine or location of origin of necessary conflict minerals processed by the Facilities our Suppliers identified as potentially associated with our 3TG metals supply chain.
We further reviewed information obtained from Suppliers through the CMRT as well as information available through the CFSI on the mine or location of origin of 3TG metals processed by these Facilities collectively. Because we were unable to confirm the Supplier-provided data on the mine or location of origin of the 3TG metals, we limited the countries of origin in Appendix B of this CMR to the aggregated list of countries provided by CFSI.
In addition, we participated in industry-coordinated outreach to non-CFSP smelters and refiners to encourage them to participate in the CFSP to enhance due diligence and transparency in the upstream supply chain between the smelter or refiner and the mine or location of origin.

5.	2014 Due Diligence Measures

In 2014, we are continuing to execute the conflict minerals due diligence steps described in this report. We intend to continue to monitor Facilities on our Reported 3TG Processing Facilities List to confirm whether they have been assessed by an independent third-party auditor as conflict-free. We also plan to increase our involvement with direct suppliers to better understand their due diligence processes and programs and to identify and share best practices. We further intend to increase our efforts to engage with Facilities directly, and through industry-coordinated outreach, to encourage their participation in the CFSP. We will also evaluate additional measures that we may be able to undertake to facilitate upstream traceability of conflict minerals and identification of the mine or location of origin.

Appendix A

This table provides the names of the Facilities on our Reported 3TG Facilities List that processed 3TG metals of unknown origin or for which we received insufficient information to indicate whether any of the 3TG metals may have directly or indirectly financed or benefited armed groups in the Covered Countries. The Facility names appear as they are listed on the CFSI Standard Smelter List. This table incorporates information available as of April 25, 2014.

Reported Facility	Tungsten	Gold	Tin	Tantalum
Aida Chemical Industries Co. Ltd.		X
Almalyk Mining and Metallurgical Complex (AMMC)		X
ALMT	X
Asaka Riken Co Ltd		X
Atasay Kuyumculuk Sanayi Ve Ticaret A.S.		X
ATI Firth Sterling	X
Aurubis AG		X
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)		X
Boliden Mineral AB		X
Caridad		X
Cendres & Métaux SA		X
Changsha Southern				X
Chaozhou Xianglu Tungsten Industry Co Ltd	X
China Minmetals			X
China Minmetals Corp	X
China National Nonferrous	X
Chongyi Zhangyuan Tungsten Co Ltd	X
Chugai Mining		X
CNMC(GUANGXI)PGMA Smelting Plant			X
Cookson			X
Cooper Santa			X
CV DS Jaya Abadi			X
CV Prima Timah Utama			X
CV Serumpun Sebalai			X
CV United Smelting			X
Daejin Indus Co. Ltd		X
DaeryongENC		X
Dayu Weiliang Tungsten Co., Ltd.	X
Do Sung Corporation		X
Doduco		X
EM Vinto			X

Reported Facility	Tungsten	Gold	Tin	Tantalum
Empresa Metallurgica Vinto			X
Fenix Metals			X
FSE Novosibirsk Refinery		X
Fujian Jinxin Tungsten Co., Ltd.	X
Ganzhou Grand Sea W and Mo Company	X
Ganzhou Huaxing Tungsten Products Co. Ltd.	X
Gejiu Zi-Li			X
Gold Bell Group			X
Heimerle + Meule GmbH		X
Huichang Jinshunda Tin Co. Ltd			X
Hunan Chenzhou Mining Group Co	X
Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.	X
Hwasung CJ Co. Ltd		X
Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited		X
Japan Mint		X
Japan New Metals Co Ltd	X
Jiangxi Copper Company Limited		X
Jiangxi Nanshan			X
Jiangxi Rare Earth & Rare Metals Tungsten Group Corp	X
Jiangxi Tungsten Co Ltd	X
JSC Ekaterinburg Non-Ferrous Metal Processing Plant		X
JSC Uralectromed		X
Kai Unita Trade Limited Liability Company			X
Kazzinc Ltd		X
Kennametal	X
King-Tan Tantalum Industry Ltd				X
Korea Metal Co. Ltd		X
Kyrgyzaltyn JSC		X
L' azurde Company For Jewelry		X
Lingbao Jinyuan Tonghui Refinery Co. Ltd.		X
Linwu Xianggui Smelter Co			X
Liuzhou China Tin			X
Metallo Chimique			X
Met-Mex Peñoles, S.A.		X
Moscow Special Alloys Processing Plant		X
Nadir Metal Rafineri San. Ve Tic. A.ª.		X
Navoi Mining and Metallurgical Combinat		X
Novosibirsk			X
OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastvetmet)		X

Reported Facility	Tungsten	Gold	Tin	Tantalum
OJSC Kolyma Refinery		X
Pan Pacific Copper Co. LTD		X
Prioksky Plant of Non-Ferrous Metals		X
PT Aneka Tambang (Persero) Tbk		X
PT Artha Cipta Langgeng			X
PT Babel Inti Perkasa			X
PT Bangka Putra Karya			X
PT Belitung Industri Sejahtera			X
PT Eunindo Usaha Mandiri			X
PT Mitra Stania Prima			X
PT Refined Banka Tin			X
PT Sariwiguna Binasentosa			X
PT Stanindo Inti Perkasa			X
PT Tinindo Internusa			X
PX Précinox SA		X
Sabin Metal Corp.		X
SAMWON METALS Corp.		X
Schone Edelmetaal		X
Shandong Gold Mining (Laizhou)		X
Shandong Zhaojin Gold & Silver Refinery Co. Ltd		X
So Accurate Refing Group		X
SOE Shyolkovsky Factory of Secondary Precious Metals		X
Starck	X
Suzhou Xingrui Noble		X
Tejing Tungsten	X
The Great Wall Gold and Silver Refinery of China		X
The Refinery of Shandong Gold Mining Co. Ltd		X
TongLing Nonferrous Metals Group Holdings Co.,Ltd		X
Torecom		X
Umicore Brazil Ltd		X
Wolfram Bergbau und Hütten AG	X
Wolfram Company CJSC	X
Xiamen Tungsten Co Ltd	X
YAMAMOTO PRECIOUS METAL CO., LTD.		X
Yokohama Metal Co Ltd		X
Yunnan Chengfeng Non-Ferrous Metals Co Ltd			X
Zhongjin Gold Corporation Limited		X
Zhuzhou Cemented Carbide Works Imp. & Exp. Co.	X
Zijin Mining		X
TOTAL	22	54	31	2

Appendix B

Aggregated Counties of Origin List

This table incorporates information available on countries of origin as of April 25, 2014.

Angola	Guyana	Republic of Korea
Argentina	India	Russian Federation
Australia	Indonesia	Rwanda
Austria	Ireland	Sierra Leone
Belgium	Israel	Singapore
Brazil	Japan	South Africa
Burundi	Kenya	South Sudan
Central African Republic	Lao People's Democratic Republic	Suriname
Chile	Luxembourg	Switzerland
China	Madagascar	Thailand
Columbia	Malaysia	The Democratic Republic of Congo
Cote D'lvoire	Mongolia	Uganda
Czech Republic	Mozambique	United Kingdom of Great Britain and Northern Ireland
Djibouti	Myanmar	United Republic of Tanzania
Egypt	Netherlands	United States of America
Estonia	Nigeria	Zambia
Ethiopia	Peru	Zimbabwe
France	Guyana
Germany	Republic of Congo